125 South Wacker Drive

Suite 1500

Chicago, Illinois 60606

312.928.0850

June 9, 2020

Via EDGAR

Beverly Singleton

Melissa Raminpour

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, DC 20549

Re:	FreightCar America, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 4, 2020, and as Amended April 6, 2020
Form 10-Q for the Quarterly Period Ended March 31, 2020
Filed May 12, 2020
File No. 000-51237

Dear Ms. Singleton and Ms. Raminpour:

On behalf of FreightCar America, Inc. (the “Company”), I am submitting this response to the comments of the staff of the Securities and Exchange Commission on the above-referenced filings as set forth in your letter dated May 27, 2020.

In addition to the Company’s responses set forth herein, the Company understands that it will need to consider the staff’s comments in preparing its future filings. For your convenience, the staff’s comment is set forth below in italicized text, followed by the Company’s response.

Form 10-Q for the Quarterly Period Ended March 31, 2020

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.	We note that your revenue significantly declined by $65 million, or 92%, from $71 million for the three months ended March 31, 2019 to $5 million for the three months ended March 31, 2020. You indicate this was due to the decrease in the number of railcars delivered (11 versus 641 units) due to lower industry demand, which was partially offset by a higher average selling price for new railcars in 2020. We also note from your earnings call that the lower demand was due to the combination of timing and weakness in the backlog, line changeovers, and a loss of 8 production days at the end of the first quarter related to the Coronavirus. Revise your results of operations to provide qualitative reasons as to why demand was lower. To the extent possible, quantify how the differing factors impacted the overall change in your results of operations. Additionally, quantify how your expected deliveries are expected to ramp up through the year to the extent possible to provide further insight into known trends and uncertainties. We also note from your earnings call a withdrawal of the 2020 guidance for deliveries and capital expenditures, and although no order cancellations, you are not building any railcars that do not have a firm order behind them, and as the Mexico facility is expected to begin production during the third quarter but not without a firm customer order, please address how you expect deliveries to ramp up for the year. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

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As noted in our Form 10-K for the year ended December 31, 2019 (the “2019 Form 10-K”), our backlog was 1,650 units as of December 31, 2019, or 49 units less than our backlog as of December 31, 2018. In addition, our backlog as of March 31, 2020 was 1,939 units, or 187 units more than our backlog as of March 31, 2019. Although the backlog as of December 31, 2019 was not significantly lower than our backlog at the end of 2018, out of this backlog only 31 units were scheduled to ship during the first quarter of 2020, compared to 641 units that were delivered in the first quarter of 2019, reflecting the slower timing of industry demand. The anticipated timing of deliveries of units in our backlog is largely driven by the respective delivery dates specified by the terms of our customer contracts. The Company typically does not ship units during the same quarter in which an order is received from a customer.

During the first quarter of 2020, the Company delivered 11 of the 31 units that had been scheduled for delivery during that quarter, because delivery of 20 units of the backlog that were expected to be delivered was delayed into the second quarter of 2020. The delays were caused, in part, by the changeover of our production lines at our Shoals facility that was necessary in order to fulfill two new boxcar and flatcar orders, which took longer than anticipated, and, in part, by the closure of the Shoals plant from March 27, 2020 to April 7, 2020 related to COVID-19.

As disclosed in “Part II. Item 2. Management’s Discussion and Analysis—Overview” of our Form 10-Q for the Quarterly Period ended March 31, 2020 (the “Form 10-Q”), the estimated sales value of our backlog was $206 million and $221 million as of December 31, 2019 and March 31, 2020, respectively. As disclosed in “Part 1. Item 1. Business—Backlog” of the 2019 Form 10-K, only $104.1 million of our backlog as of December 31, 2019 was expected to be delivered after 2020, with the remaining $101.9 million expected to be delivered during 2020. With the changeover of our production lines at our Shoals facility complete for 2020, the Company continues to expect delivery of the same backlog sales value for the full year 2020 ($101.9 million). Since only 11 units were delivered in the first quarter of 2020, generating $1.5 million of revenue, and because the customer contracts call for a higher level of deliveries through the remainder of 2020, the Company expects increased delivery of backlog units for the three remaining quarters of 2020, consistent with its expectation of $101.9 million in revenue from backlog converted to sales for the full year 2020.

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While the Company anticipates backlog deliveries as outlined above, as noted in “Part II. Item 2. Management’s Discussion and Analysis—Overview” of the Form 10-Q, our ability to predict industry demand and establish forecasts for sales, operating results and cash flows may be impacted by COVID-19. Furthermore, our workforce and the workforces of our suppliers are potentially susceptible to large-scale outbreaks of the virus. While our management is focused on mitigating the impact of COVID-19 on our business and the risk to our employees and, as such, has taken a number of precautionary measures intended to mitigate the impact of COVID-19, management has rescinded its guidance with respect to 2020 deliveries and capital expenditures because they are dependent on the timing and quantity of new orders, which in turn are dependent on industry demand. We understand that it is consistent with recent prevailing practice within the railcar industry to rescind 2020 guidance given the significantly increased uncertainty in the industry.

The Company will enhance its future periodic reports on Forms 10-Q and 10-K with qualitative discussion of the reasons for changes in demand and the impact of demand on our backlog, if significant. Also, to the extent possible, we will quantify how the differing factors impacted the overall change in our results of operations. Additionally, to the extent possible and consistent with then prevailing industry practice, we will discuss the expected pattern of our backlog deliveries.

If you have any questions, please contact me at (312) 928-0052.

Sincerely,

/s/ Christopher J. Eppel

Christopher J. Eppel

Vice President, Finance, Chief Financial Officer and Treasurer

FreightCar America, Inc.

cc:	David A. Sakowitz
Winston & Strawn LLP

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